UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 21, 2005

Mr. Alan. L Hoover
Acting President
Kahiki Foods, Inc.
1100 Morrison Road
Columbus, Ohio 43230


      Re:	Kahiki Foods, Inc.
		Registration Statement on Form SB-2
      Filed June 30, 2005 and amended August 10, 2005
		File No. 333-126268
		Form 10-QSB
		Filed August 25, 2005
		File No. 333-113925

Dear Mr. Hoover:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-QSB/A filed August 25, 2005

Controls and Procedures, page 11
1. We note your disclosure that your Acting President and CFO had "concluded that [your] disclosure controls and procedures are effective in timely alerting management to material information relating to [you] that is required to be included in [your] periodic
SEC filings." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, and that such information is accumulated and communicated to the issuer`s management to allow timely decisions regarding required disclosure. See Exchange Act Rule 15d-15(e).
2. This section indicates that "[t]here have been no significant changes in [your] internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] carried out [your] evaluation." Revise to comply with Item 308(c) of
Regulation S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance. Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, Tangela Richter, Branch
Chief,
at (202) 551-3685.



      	Sincerely,


      					Tangela Richter
      Branch Chief


cc: 	A. Federico
      C. Moncada-Terry

Mr. Alan. L Hoover
Kahiki Foods, Inc.
September 21, 2005
Page 3